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FILE No. 82-5023



June 11, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Sanix Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Sanix Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

1. April 8, 2003 — Sanix Announces Revision of Full-year Earnings Forecast
2. May 14, 2003 — Notice of Acquisition of Treasury Stocks
3. May 14, 2003 — Sanix to issue stock acquisition rights for granting stock options
4. May 14, 2003 — Consolidated/Non-Consolidated Financial Summary (For the fiscal year ended March 31, 2003)

Yours truly,

Tadashi Ishii

Encls.
cc: Sanix Incorporated

dlw 6/24

April 8, 2003

FOR IMMEDIATE RELEASE

For more information, please contact
Kozo Inoue, Managing Director
SANIX INCORPORATED
http://www.sanix.co.jp/index_e.htm

Sanix Announces Revision of Full-Year Earnings Forecast

Fukuoka, April 8, 2003 – Sanix Inc. (TSE: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) announced that its earnings for the full year ending March 31, 2003 are likely to be below the Company's previous forecast announced on November 5, 2002.

Details of the revision are as follows:

1. Revision to full-year non-consolidated results forecast
(April 1, 2002 - March 31, 2003) (Millions of Yen)

	Sales	Recurring profit	Net income
Previous forecast (announced November 5, 2002)	58,000	2,500	1,070
Revised forecast	50,292	(2,600)	(3,770)
Difference	(7,708)	(5,100)	(4,840)
Rate of change (%)	(13.3)	-	-
Results from year before	59,180	7,766	4,034

2. Revision to full-year consolidated results forecast
(April 1, 2002 - March 31, 2003) (Millions of Yen)

	Sales	Recurring profit	Net income
Previous forecast (announced November 5, 2002)	58,440	2,530	1,050
Revised forecast	50,358	(2,570)	(3,800)
Difference	(8,082)	(5,100)	(4,850)
Rate of change (%)	(13.8)	-	-
Results from year before	59,260	7,771	4,005

During the fiscal year ending March 31, 2003, the Home Sanitation division made efforts to reinforce its ability to attract new customers and to provide existing customers with more meticulous maintenance services. When the previous forecast was announced in November 2002, the management anticipated earnings taking into consideration the effects of prolonged reformation of the HS division's sales force and a drop in Home

Reinforcement System sales. However, the sales drop of the product was more than the estimate. In addition, media focus on illegal business practices conducted by other companies adversely affected Sanix's business causing reduced sales of Under-floor and Under-roof Ventilation. On the other hand, the Establishment Sanitation division and Environmental Resources Development division maintained strong business activities.

Though the Company made efforts in reducing costs, sluggish sales in the HS division were the primary factor in the downward revision of the Company's full-year non-consolidated and consolidated earnings forecasts. Consequently, Sanix expects to post net losses for the full year ending March 31, 2003.

In the ERD division, the Tomakomai electric power plant starts full-scale operations during the fiscal year ending March 2004. The electric power plant uses fuel made from plastic recycled at its plastic resources development plants. The Company will reserve allowances for storage and transportation costs needed for processed plastic fuel stocked as of the end of March 2003. As for the costs related to fuel stocked prior to March 31, 2002, Sanix will recognize approximately 700 million yen as extraordinary losses.

Sanix revised its full-year consolidated earnings forecast following a revision of its full-year non-consolidated earnings forecast.

About Sanix – Sanix is Japan's leading provider of sanitation and environmental services. The company's business is divided into three areas; Home Sanitation, and Establishment Sanitation, which provide pest control and sanitation maintenance and protection services for offices and public facilities. The Environmental Resources Development Division provides industrial waste management solutions and recycling services. This division positions Sanix as a leading provider of environmental services to society, which is becoming increasingly concerned about the health of the environment. Sanix's long experience in industrial waste management means the company is poised to take the lead in this new field.

For more information, please contact
Kozo Inoue,
Managing Director
Management and Planning division
Sanix Incorporated
E-mail: k-inoue@sanix.co.jp

May 14, 2003

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
URL: http://www.sanix.co.jp/index_e.htm

Notice of Acquisition of Treasury Stocks

At the Board of Directors Meeting on May 14, 2003, Sanix Incorporated (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) decided to submit a proposal at the general meeting of shareholders on June 27, 2003 regarding the purchase of its own shares in accordance with Article 210 of the Commercial Code.

1. Reason for Acquisition of Treasury Stocks

The Company will purchase its own shares for the purposes of increasing flexibility of its financial policy in response to changes in the managerial environment.

2. Details of Acquisition
   (1) Type of shares acquired: Common stock in Sanix Incorporated
   (2) Number of shares acquired: 1 million shares (Maximum)
   (2.4% of total shares outstanding)
   (3) Total cost of shares acquired: 1 billion yen (Maximum)

(Notes): Sanix will purchase its own shares after an approval at the general meeting of shareholders in June 2003. The Company will complete acquisition of treasury stocks before the next year's general meeting of shareholders.

For more information, please contact
Kozo Inoue
Managing Director
Sanix Incorporated
k-inoue@sanix.co.jp

FILE NO. 82-5023

May 14, 2003

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
URL: http://www.sanix.co.jp/index_e.htm

Sanix to issue stock acquisition rights for granting stock options

Sanix Incorporated (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to issue stock acquisition rights for the purpose of granting stock options, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at its 25th ordinary general meeting of shareholders to be held on June 27, 2003.

The Company will issue rights (the 'Common Stock Acquisition Rights') to subscribe for or purchase shares of common stock of the Company ('Common Stock') to directors, corporate auditors and employees of the corporation and its subsidiaries without any consideration therefore pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan upon the terms outlined below.

It aims to raise auditors' awareness of audit services and to give directors and employees of the Company and its subsidiaries an incentive to contribute towards the improvement of the business performance of the Company and its group companies (the 'Group') and thereby improving such business performance of the Group.

1. Persons to Whom Common Stock Acquisition Rights Will be Allocated

Directors, corporate auditors and employees of the Company, and directors and employees of its subsidiaries

2. Class and Number of Shares to be Issued or Transferred upon Exercise of Common Stock Acquisition Rights

Not exceeding 2,600,000 shares of Common Stock.

3. Total Number of Common Stock Acquisition Rights to be Issued
Not exceeding 26,000.
The number of shares to be issued or transferred upon exercise of each common stock acquisition right shall be 100.

4. Issue Price of Common Stock Acquisition Rights
No consideration shall be paid.

5. Exercise Period of Common Stock Acquisition Rights
From July 1, 2005 to June 29, 2007

6. Conditions for Exercise of Common Stock Acquisition Rights
(1) Upon exercise of the rights, s/he should be a director, employee or corporate auditor of the Company or of its subsidiaries. However, it is not applicable if s/he retires from termination of term, mandatory retirement age, or with other reasonable cause.
(2) Heir shall not exercise stock acquisition right.
(3) The Board of directors of the Corporation shall determine other conditions for exercise.

7. Restriction on Transfer of Common Stock Acquisition Rights
Transfer of common stock acquisition rights shall require an approval of the board of directors.

For more information, please contact
Kozo Inoue
Managing Director
Sanix Incorporated
k-inoue@sanix.co.jp